UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Motorcar Parts of America, Inc.
(Name of Issuer) Common Stock, $0.01 par value
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

620071100
(CUSIP Number)

Michael Braner

325 Capital LLC

200 Park Avenue 17th Floor

New York, NY 10016

646-774-2904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	620071100	Page 2 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
264,608
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
264,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
PN

CUSIP No.	620071100	Page 3 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
264,608
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
264,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
OO

CUSIP No.	620071100	Page 4 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,405,057
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,405,057

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%
14	TYPE OF REPORTING PERSON
OO

CUSIP No.	620071100	Page 5 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,405,057
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,405,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	620071100	Page 6 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,405,057
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,405,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	620071100	Page 7 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,405,057
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,405,057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%
14	TYPE OF REPORTING PERSON
IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No.1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5. The aggregate purchase price for the 264,608 Shares beneficially owned directly by 325 Master Fund is approximately $4,914,854. The aggregate purchase price for the 1,140,449 Shares beneficially owned by 325, as the investment manager of the SMAs, is approximately $19,812,611 (inclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the Clients.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

(a)	As of the close of business on June 9, 2023, the Reporting Persons beneficially owned an aggregate of 1,405,057 Shares, which represented 7.2% of the outstanding Shares, based upon 19,491,395 Shares outstanding as of February 2, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2023.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,405,057

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,405,057

(c)	The transactions in the Shares by the Reporting Persons over the last 60 days are set forth in Exhibit 2 attached hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

Exhibit 1          Joint Filing Agreement, dated March 18, 2022

A Joint Filing Agreement by the Reporting Persons was previously filed as an Exhibit to Schedule 13D on March 18, 2022.

Exhibit 2          Schedule of Transactions

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023	325 CAPITAL MASTER FUND LP

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL GP, LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name	Michael Braner
Title	Managing Partner

MICHAEL BRANER

By:	/s/ Michael Braner
Name	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name	Anil Shrivastava

EXHIBIT 2

SCHEDULE OF TRANSACTIONS

325 Capital Master Fund LP

Nature of the Transaction	Date of Transaction	Number of Shares Purchased	Price Per Share*
Purchase of Common Stock	May 10, 2023	8,018	$5.06
Purchase of Common Stock	May 11, 2023	5,678	$5.42
Purchase of Common Stock	May 12, 2023	4,517	$5.50
Purchase of Common Stock	May 15, 2023	153	$5.49
Purchase of Common Stock	May 16, 2023	3,482	$5.50
Purchase of Common Stock	May 17, 2023	7,695	$5.86
Purchase of Common Stock	May 18, 2023	2,547	$6.40
Purchase of Common Stock	May 19, 2023	9,615	$6.26
Purchase of Common Stock	May 22, 2023	3,988	$6.24

325 Capital LLC (through the Separately Managed Accounts)

Nature of the Transaction	Date of Transaction	Number of Shares Purchased	Price Per Share*
Purchase of Common Stock	05/10/2023	41,786	$5.06
Purchase of Common Stock	05/11/2023	29,591	$5.42
Purchase of Common Stock	05/12/2023	23,537	$5.50
Purchase of Common Stock	05/15/2023	801	$5.49
Purchase of Common Stock	05/16/2023	18,148	$5.50
Purchase of Common Stock	05/17/2023	40,096	$5.86
Purchase of Common Stock	05/18/2023	13,272	$6.40
Purchase of Common Stock	05/19/2023	50,108	$6.26
Purchase of Common Stock	05/22/2023	20,783	$6.24
Purchase of Common Stock	05/23/2023	824	$6.41
Purchase of Common Stock	05/24/2023	18,340	$6.35
Purchase of Common Stock	05/25/2023	14,432	$6.02
Purchase of Common Stock	05/26/2023	11,346	$6.33
Purchase of Common Stock	05/30/2023	14,538	$6.09
Purchase of Common Stock	05/31/2023	14,668	$5.59

* The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.